ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

NOVONIX Limited and Lithium Energy Limited to Combine Natural Graphite Interests with Intention to Take Combined Business Public

▪
NOVONIX Limited (“NOVONIX”) and Lithium Energy Limited (“LEL”) to contribute their natural graphite exploration interests into a new company, Axon Graphite Limited (“Axon”)
▪
Shares of Axon to be offered through an initial public offering (“IPO”) and listed on the Australian Securities Exchange (“ASX”)
▪
NOVONIX and LEL each will retain up to 28.57% ownership of Axon following the planned IPO
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Creates world class, large-scale natural flake graphite project
▪
Realises value for the shareholders of both NOVONIX and LEL
▪
Eligible NOVONIX and LEL shareholders to be given priority in the IPO

BRISBANE, Australia, April 3, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it has signed a definitive agreement under which its wholly owned subsidiary, MD South Tenements Pty Ltd, which holds the Mount Dromedary natural graphite exploration interests, will be divested to Axon Graphite Limited (“Axon”), a subsidiary of Lithium Energy Limited (ASX: LEL). LEL will contribute its interest in its Burke and Corella graphite projects to Axon pursuant to the agreement. As consideration for the transaction, NOVONIX will receive shares in Axon, which the parties intend to list on the Australian Securities Exchange (“ASX”). The transaction is subject to the completion of the parties' due diligence enquiries, completion of the proposed initial public offering (“IPO”) of Axon, and receipt of approval for the admission of Axon to the ASX.

NOVONIX’s Mt. Dromedary project is a high-grade natural flake graphite deposit (refer Annexure A) and is adjacent to LEL’s Burke interests located 125km north of Cloncurry in northwest Queensland in a well-established mining region with access to an export hub. LEL’s Corella interests are located 40km west of Cloncurry.

Axon’s principal activities will include:

• Advancing the development of the Burke/Mt. Dromedary graphite projects;

• Advancing the exploration, evaluation and development of the Corella graphite project;

• Progressing the development of a vertically integrated Spherical Purified Graphite Battery Anode Material manufacturing facility in Queensland; and

• Investigating and potentially pursuing other prospective projects in the battery minerals sector both in Australia and abroad.

Axon proposes to undertake its IPO to raise a minimum of $15 million and up to $25 million at an issue price of $0.20 per share. The proposed IPO will include a priority offer to both eligible NOVONIX and eligible LEL shareholders, as well as a public offer to other new investors (see table 1 below). The Axon prospectus for the proposed IPO is expected to be issued in approximately 6 to 8 weeks.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Upon completion of the proposed IPO, NOVONIX and LEL will each retain up to 28.57% of the shares in Axon with the remaining shares to be held by investors in the IPO. The shares held by each of NVX and LEL will likely be held in escrow for a period of 24 months.

Table 1 – Pro-Forma Axon Graphite Capital Structure

	Minimum Subscription		Offer	Maximum Subscription
	No. Shares	Fund Raised	No. Shares	Fund Raised	No. Shares	Fund Raised
Proposed IPO at $0.20 Issue Price	75,000,000	$15,000,000	100,000,000	$20,000,000	125,000,000	$25,000,000

Post-IPO Shareholders	No. Shares	% of Post-IPO Issued Capital	No. Shares	% of Post-IPO Issued Capital	No. Shares	% of Post-IPO Issued Capital
Lithium Energy Limited	50,000,000	28.57%	50,000,000	25%	50,000,000	22.22%
NOVONIX Limited	50,000,000	28.57%	50,000,000	25%	50,000,000	22.22%
New Shareholders under IPO	75,000,000	42.86%	100,000,000	50%	125,000,000	55.56%
Total	175,000,000	100%	200,000,000	100%	225,000,000	100%

Indicative Market Capitalisation (based on $0.20 IPO Issue Price)	$35,000,000		$40,000,000	$45,000,000

Dr. Chris Burns, CEO of NOVONIX said: “The growth opportunity in the electric vehicle and energy storage systems battery markets for anode materials and high-grade graphite products is significant over the next decade. We believe the combination of the Mt. Dromedary and Burke assets will enhance the scale and economics of these resources and provide the focus for the development of a substantial natural graphite mine and business. We believe the newly formed company of Axon to focus on the development of these assets provides the opportunity to attract new capital to enable the development of the resource and advance the production of highly refined grade natural graphite for EVs and ESS. It will also highlight the value of these assets for NOVONIX shareholders.”

William Johnson, Executive Chairman of LEL, commented, “This transaction involving the Mt Dromedary and the Burke Graphite Projects will allow the consolidation of two adjacent high quality natural graphite deposits, creating a world-class inventory of high-grade natural graphite to support plans to develop an Australian-based, vertically integrated battery anode material (BAM) business. We expect significant operational synergies and economies of scale will be gained from the consolidation of these adjacent graphite deposits. We are delighted also to have NOVONIX as a partner in Axon Graphite. NOVONIX has established an enviable position within the global battery industry and their experience and industry contacts will be of great value for Axon Graphite moving forward.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding the proposed transaction with Lithium Energy Limited and the proposed Axon Graphite Limited IPO and ASX listing, Axon’s development of the Mt. Dromedary, Burke and Corella natural graphite resources for the production of anode materials for EV batteries, and Axon’s ability to scale-up production of its battery anode materials.

We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time, whether as a result of new information, future developments or otherwise, except as required by law.

In particular, we caution that the proposed Axon IPO and ASX listing may be subject to final board and regulatory approvals and is dependent on market conditions. We caution that the admission of Axon to the official list of the ASX is conditional on and subject to the ASX’s satisfaction that Axon has a structure and operations suitable for a listed entity at the ASX’s absolute discretion.

In accordance with section 734(5)(b) of the Corporations Act 2001 (Cth) (Corporations Act), it is noted that:

• Axon will be the offeror of fully paid ordinary shares under the IPO;

• a prospectus will be issued by Axon in accordance with Part 6.2 of the Corporations Act when the IPO shares are offered;

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

• a person should consider the prospectus in deciding whether to apply for IPO shares; and

• anyone who wants to apply for the IPO will need to complete an application form that will be in or will accompany the prospectus.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Annexure A

About Mt. Dromedary Graphite Project

JORC Mineral Resources

The Mt Dromedary Graphite Project has a current Total Mineral Resource of 14.3Mt at 13.3% Total Graphitic Carbon (TGC) for 1.908Mt of contained graphite (at a 4% TGC cut-off grade) comprising:

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Total Measured Mineral Resource of 1.0Mt at 12.9% TGC for 131kt of contained graphite;
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Total Indicated Mineral Resource of 8.5Mt at 13.9% TGC for 1,185kt of contained graphite; and
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Total Inferred Mineral Resource of 4.8Mt at 12.4% TGC for 596kt of contained graphite.

Measured Mineral Resource
Domain	Type	Tonnage Mt	TGC %	Total Carbon (TC) %	Contained Graphite kt
High Grade (>10% TGC)	Weathered Primary	0.2 0.5	16.1 16.9	17.7 18.0	33 84
	Sub-Total	0.7	16.6	17.9	117
Medium Grade (4 to 10% TGC)	Weathered	0.1	4.5	5.8	4
	Primary	0.2	4.5	5.0	11
	Sub-Total	0.3	4.5	5.2	14
	Total	1.0	12.9	14.0	131

Indicated Mineral Resource
Domain	Type	Tonnage Mt	TGC %	TC %	Contained Graphite kt
High Grade (>10% TGC)	Weathered Primary	0.9 4.5	18.2 18.7	19.4 19.6	170 837
	Sub-Total	5.4	18.6	19.6	1,007
Medium Grade (4 to 10% TGC)	Weathered	0.6	5.6	6.6	35
	Primary	2.5	5.7	6.4	143
	Sub-Total	3.1	5.7	6.4	178
	Total	8.5	13.9	14.7	1,185

Inferred Mineral Resource
Domain	Type	Tonnage Mt	TGC %	TC %	Contained Graphite kt
High Grade (>10% TGC)	Weathered Primary	0.2 2.2	15.3 18.8	16.8 19.7	25 414
	Sub-Total	2.4	18.5	19.5	439
Medium Grade (4 to 10% TGC)	Weathered	0.2	6.5	7.3	12
	Primary	2.2	6.4	6.9	142
	Sub-Total	2.4	6.4	7.0	154
	Total	4.8	12.4	13.2	593

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Total Mineral Resources
Domain	Type	Tonnage Mt	TGC %	TC %	Contained Graphite kt
High Grade (>10% TGC)	Weathered Primary	1.3 7.2	17.5 18.6	18.8 19.5	227 1,335
	Sub-Total	8.5	18.4	19.4	1,562
Medium Grade (4 to 10% TGC)	Weathered	0.9	5.7	6.7	51
	Primary	5.0	6.0	6.6	295
	Sub-Total	5.8	5.9	6.6	346
	Total	14.3	13.3	14.2	1,908

NOTES:

(1)
Totals may differ due to rounding; Mineral Resources reported on a dry in-situ basis.
(2)
All reported Mineral Resources represent estimates as at 21 October 2016. Mineral Resource estimates are not precise calculations, being dependent on the interpretation of limited information on the location, shape and continuity of the occurrence and on the available sampling results. Mineral Resources totals have been rounded to reflect the relative uncertainty of the estimate. Rounding may cause some computational discrepancies.
(3)
The Competent Person is of the opinion that because of the progression of detailed metallurgical testwork (including production of a large sample of product for customer testing) and discussions with potential customers (which are confidential), there is a reasonable expectation a saleable product and customer will be secured.
(4)
The reporting 4% TGC cut-off grade has been selected based on the results of the Mount Dromedary Graphite Project Scoping Study conducted by RPMGlobal Holdings Limited (then known as RungePincockMinarco Limited) during August 2016. The Scoping Study indicated that a break- even cut-off grade for the Mount Dromedary Mineral Resource is 4% TGC, assuming a product (very fine) price of $US800/t, a 95% TGC average concentrate grade and an open pit mining method.
(5)
For further details, refer to NVX’s ASX Announcement dated 20 October 2016 entitled “Upgraded Independent JORC Mineral Resource Estimate”.

Tenement Details

Tenement Holder	Tenement Name	Tenement No.	Grant Date	Expiry Date	Area (sub-blocks)	Area (km²)
MD South Tenements Pty Ltd	Pigeon South	EPM 17246	26/10/2010	25/10/2024	1	~3.29
	Pigeon South	EPM 17323	20/10/2010	19/10/2024	1	~3.29
Exco Resources Pty Ltd	Boomarra Consolidation	EPM 26025 (Sub-Blocks D, J, O and S within Normanton 3123 Block)	14/12/2015	13/12/2025	5	~16.45

NOTES:

(1)
EPM means Exploration Permit for Minerals; MDL means Mineral Development Licence
(2)
Interest in EPM 26025 is held pursuant to:
(a)
Mount Dromedary Development Rights Agreement between Novonix Limited (formerly Graphitecorp Limited) and Exco Resources Pty Ltd ACN 080 339 671 (formerly Exco Resources Limited) dated 29 August 2016 (DRA)– refer also, NVX ASX Announcement dated 29 August 2016: Washington H. Soul Pattinson and Company to Merge JV Interest into GraphiteCorp; the DRA was assigned by Novonix to MDSTPL under the MRD.
(b)
Mineral Rights Deed (Mt Dromedary MDL) between Novonix Limited, MD South Tenements Pty Ltd (MDSTPL) and Exco Resources dated Pty Ltd 23 February 2024 (MRD).

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

(3)
Each of EPM 17246 and EPM 17323 are able to be renewed for 4 years (to 2028) prior to their 2024 expiry dates; and again for a further 2 years (to 2030) prior to their expiry in 2028; the tenements will expire in October 2030.
(4)
EPM 26025 is able to be renewed for 5 years (to 2030) prior to its 2025 expiry date (with a 50% relinquishment of its current 105 sub-blocks); the tenement will expire on 13 December 2033.
(5)
The renewals and expiry of EPM 17246, EPM 17323 and EPM 26025 are pursuant to the transitional arrangements under the Natural Resources and Other Legislation Amendments Act 2019 (Qld) (effective 25 May 2020) (NROLA).

Competent Person’s Statement

The information in this document that relates to Mineral Resources in relation to the Mt Dromedary Graphite Project is extracted from the following ASX market announcement made by Novonix Limited (ASX:NVX) (formerly Graphitecorp Limited (former ASX:GRA) dated 20 October 2016 entitled “Upgraded Independent JORC Mineral Resource Estimate”. The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and that all material assumptions and technical parameters underpinning the estimates in the original market announcement continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcement (referred to above).

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA